Exhibit 1A-2.5

The Flawless Collection Series 03, a Series of LUXUS Argyle LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of LUXUS Argyle LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	The Flawless Collection 03, a Series of LUXUS Argyle LLC (“The Flawless Collection Series 03”).

Effective Date of Establishment	February 20, 2023.

Managing Member	Luxus Alternatives Inc. was appointed as the Managing Member of The Flawless Collection Series 03 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of The Flawless Collection Series 03 until the first to occur of: (i) Monetization Event (as defined in the Operating Agreement), (ii) dissolution of The Flawless Collection Series 03 pursuant to Section 11.01(b), or (iii) its removal and replacement pursuant to Section 4.03 or Article X.

Initial Member	Luxus Alternatives Inc.

The Flawless Collection Series 03 Asset	The Flawless Collection Series 03 Asset shall be a five (5) carat D Flawless White Diamond to be acquired by The Flawless Collection Series 03 following the closing of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by The Flawless Collection Series 03 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Luxus Alternatives Inc. (also known as the Managing Member)

Management Fee

Pursuant to the Operating Agreement, the Asset Manager will be entitled to a Management Fee as compensation for identifying, procuring, and offering The Flawless Collection Series 03 Asset that is equal to 1.00% per annum of each Member’s capital account, to be accrued monthly and paid upon the Monetization Event by deducting the Management Fee from each Member’s capital account.

Performance Fee (Carry)	The Asset Manager will be entitled to a Performance Fee (or Carry) generally equal to 30% of the net profits of each Monetization Event subject to an 8% preferential return to the Members"

Issuance	Subject to the Operating Agreement, the maximum number of The Flawless Collection Series 03 Interests the Company can issue is 1,200.

Number of The Flawless Collection Series 3 Interests held by the Managing Member	On the date hereof, Luxus Argyle LLC hereby grants to the Managing Member a single, The Flawless Collection Series 03 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of The Flawless Collection Series 03 Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	Dalmore Group, LLC.

Brokerage Fee	1% of the purchase price of The Flawless Collection Series 03 Interests sold in the Initial Offering of The Flawless Collection Series 03 Interests.

Other Rights	Holders of The Flawless Collection Series 03 shall have no conversion, voting, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of The Flawless Collection Series 03 Interests.

Officers

There shall initially be no specific officers associated with The Flawless Collection Series 03, although the Managing Member may appoint officers of The Flawless Collection Series 03 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.

Managing Member Interests

The Managing Member may purchase up to 35.00% of The Flawless Collection Series 03 Interests at the closing of the Initial Offering, although such amount may be waived or modified by the Managing Member in its sole discretion.